SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter submitted to the Argentine National Securities Commission (Comisión Nacional de Valores) dated February 2, 2017.

FREE TRANSLATION

Buenos Aires, February 2, 2017

Chairman of the
Argentine National Securities Commission
Lic. Marcos Ayerra

Dear Sir,

RE.: Resignation of Alternate Director

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the Company) in accordance to what it is disposed in Title XII, Chapter I, Sections 2 and 3 of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, to inform you that Mr. Bernardo Saravia Frías has presented today, a letter where he submitted his resignation as Alternate Director of the Company due to his intention to hold office in the public function.

The Board of Directors of Telecom Argentina will consider the resignation of Mr. Saravia Frías in the next Board of Directors Meeting to be held.

Sincerely,

Andrea V. Cerdán

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 3, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations